Heli Electronics Corp.
No. 50 Fengxiang South Road, Jinaggao Town,
Baiyun District, Guangzhou, P.R. China

October 12, 2010

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Kevin Kuhar, Accountant
Division of Corporation Finance

Dear Sirs:

Re:	Heli Electronics Corp. ("the Company")
Form 8-K filed September 16, 2010
Form 10-Q for the quarterly period ended June 30, 2010
File No. 000-53692

We refer to your letter of September 30, 2010 addressed to the Company with your comments on the Company's Form 8-K filed September 16, 2010 and Form 10-Q for the quarterly period ended June 30, 2010. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Form 8-K filed September 16, 2010

Financial Statements and Supplementary Data

Note 2 Summary of Significant Accounting Policies
n. Recently issued accounting pronouncements, page F-9

1.

We note from your disclosure that you adopted the standard, which established the accounting for and reporting of noncontrolling interest as prescribed by FASB ASC 810-10-65-1. Also, we note from your disclosure that as a result, upon adoption, you made certain adjustments to your balance sheet and your income statement to comply with this standard. Based on the above, it appears that you have noncontrolling interest, which is required to be presented in accordance with FASB ASC 810-10-65-1 and 810-10-50-1A through 50-1B. Based on your financial statements presentation, it is unclear how you have complied with the aforementioned standard. In this regard, please provide us with the disclosures as outlined in FASB ASC 810-10-65-1 and 810-10-50-1A through 50-1B for the financial statements periods presented in your 8-K filed on September 16, 2010 and for the financial statements periods presented in your Form 10-Q for the quarterly period ended June 30, 2010.

Heli Electronics Corp.

Response:

The reference to adjustments made to our balance sheet and income statement related to non-controlling interest was in error. All of our subsidiaries are wholly-owned and we do not have any non-controlling interest to report. As a result, our financial statements are properly stated. After a review of the error and discussion with our auditors, we have determined that the erroneous inclusion of this disclosure in our financial statements is not material as it did not affect the overall presentation of our financial statements. We will remove this discussion from our Summary of Significant Accounting Policies – “Recently issued accounting pronouncements” prospectively.

Form 10-Q for the quarterly period ended June 30, 2010

Results of Operations, pages 11 and 12

2.

We note that your revenues for the three and six months periods ended June 30, 2010 increased significantly from corresponding revenues in the same periods last year. In light of the significant increase in revenues, please provide us with a detail explanation that quantifies, and describes the underlying nature of each factor that caused the significant changes in revenue between three and six months period ended June 30, 2010 and the corresponding prior interim period presented. For example, please quantify each material factor, i.e. such as price changes and / or volume changes by type of product, disclose separately the effect on operations attributable to each factor causing the aggregate change from period to period, and disclose the nature of or reason for each factor causing the aggregate change.

Response:

The revenue for the three and six months period ended June 30, 2010 increased significantly from corresponding revenues in the same periods last year. The growth is mainly due to the following aspects:

1)	Increase in product categories. There is an increase of 85 models in the six month period ended June 30, 2010 compared to the same period last year. The sales volume of the increased models reached 809,481. The sales volume of the old models also increased in this six month period, with an increase of 92,643 compared to the same period last year. Therefore, the total increase in sales volume in this six month period was 902,124 units.

The reason for the increase in product types was due to our effort in new product introduction based on customer needs and market demands. We determine the purchased product types based on the understanding of our customer needs as well as the market trend; we established the process of basing purchase (production) on sales prospects, and source the products demanded by customers effectively and quickly, which increased our product models and quantity to some extent, and greatly promoted the sales of our products.

2)	Increase in number of customers. Heli obtained 17 new customers in the six month period ended June 30, 2010. The total sales volume from the new customers was 160,672 units, or US$5,733,571.94. The sales volume from old customers also increased in this six month period compared to the same period last year, with an increase of 741,452 units, or US$23,936,707.5. Totally, compared to the same period last year, in the six months ended June 30, 2010, there is an increase of 902,124 in sales volume and an increase of US$29,670,279 in sales amount.

Heli Electronics Corp.

This increase in customers was mainly due to the two following reasons:

	a)	the effort of sales persons and our incentive bonus system and regular trainings for the sales team. We implemented a quarterly bonus system and awarded the sales persons who had excellent performance, which greatly encouraged the business people to open up markets and played an important role in promoting better maintenance of new and old customers. The Company also implemented a regular employee training program, to enhance the operation capability, professional product and service knowledge as well as communications skills of the sales team, so that each sales person can provide customers with the latest products information and professional services, which appears to have greatly increased customer satisfaction; and

	b)	the company establishing a good image in the industry as it focuses its revenue activity on items most preferred by its customers.

3)	Improvement of overall economy environment compared with fiscal 2009.

Additionally, the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Xin Qiu
Xin Qiu
President and Director